Exhibit 99.1

Execution Version

THIS AMENDMENT NO. 1 TO THE SHARE PURCHASE AGREEMENT dated the 4th day of November, 2014.

BETWEEN:

IAMGOLD CORPORATION, a corporation existing under the laws of Canada (“IAMGOLD”),

– and –

8961166 CANADA INC., a corporation existing under the laws of Canada (the “Purchaser”),

WHEREAS IAMGOLD and the Purchaser entered into a share purchase agreement dated as of October 3, 2014 (the “SPA”);

AND WHEREAS pursuant to Section 1.1 of the SPA, Competition Act Approval means one of the following has occurred: (a) the Commissioner has issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the transactions contemplated by the SPA on conditions satisfactory to the Parties, each acting reasonably; or (b) notification of the transactions contemplated by the SPA pursuant to section 114 of the Competition Act has been given or its requirement has been waived by the Commissioner pursuant to section 113(c) of the Competition Act and the Commissioner has advised the Parties in writing that the Commissioner does not intend at that time to apply to the Competition Tribunal for an order under section 92 of the Competition Act in respect of the transactions contemplated by the SPA and that advice remains in full force and effect;

AND WHEREAS subject to the terms and conditions of this Amending Agreement, the Parties wish to formally amend the definition of “Competition Act Approval” in the SPA;

AND WHEREAS subject to the terms and conditions of this Amending Agreement, the Parties wish to formally amend the definition of “Tax or Taxes” in the SPA;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Capitalized terms used and not otherwise defined herein shall have the same meaning ascribed to them in the SPA.

1.2	Interpretation

The terms of the SPA shall remain in full force and effect unaffected except as modified by the terms of this Amending Agreement.

ARTICLE 2

AMENDMENTS

2.1	Amendments

(a) The SPA is hereby amended by deleting the definition of “Competition Act Approval” in Section 1.1 of the SPA in its entirety and replacing it with the following:

“Competition Act Approval” means one of the following has occurred:

(a)	the Commissioner has issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the transactions contemplated by this Agreement on conditions satisfactory to the Parties, each acting reasonably;

(b)	notification of the transactions contemplated by this Agreement pursuant to section 114 of the Competition Act has been given or its requirement has been waived by the Commissioner pursuant to section 113(c) of the Competition Act and the Commissioner has advised the Parties in writing that the Commissioner does not intend at that time to apply to the Competition Tribunal for an order under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement and that advice remains in full force and effect; or

(c)	notification of the transactions contemplated by the SPA pursuant to section 114 of the Competition Act has been given and the applicable waiting period under Part IX of the Competition Act shall have expired.

(b) The SPA is hereby amended by deleting the definition of “Tax or Taxes” in Section 1.1 of the SPA in its entirety and replacing it with the following:

“Tax” or “Taxes” means all taxes, including income taxes, sales and excise taxes, property taxes, mining taxes or duties, transfer tax duties, GST, QST, imposts, duties, withholdings, charges, royalties, fees, levies, goods and services, employer health, pension plan, employment insurance or other assessments of every kind and nature imposed by any Governmental Entity, whether domestic or foreign, together with all interest, fines, penalties and additions attributable to or imposed by any such Governmental Entity with respect to such amounts;

ARTICLE 3

GENERAL

3.1	Entire Agreement and Binding Effect

The foregoing provisions shall be binding on the Parties notwithstanding any provision of the SPA, and the agreements herein shall form a part of the entire agreement between the Parties, including, for the purposes of Section 10.6 (“Entire Agreement, Binding Effect and Assignment”) of the SPA.

3.2	Counterparts

This Amending Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Amending Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

3.3	Governing Law

This Amending Agreement is governed by, and is to be interpreted and enforced in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Remainder of this page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF the Parties have caused this Amending Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IAMGOLD CORPORATION

Per:	“Carol T. Banducci”
Name:	Carol T. Banducci
Title:	Executive Vice President and Chief Financial Officer

Per:	“Jeffery A. Snow”
Name:	Jeffery A. Snow
Title:	Senior Vice President, General Counsel

8961166 CANADA INC.

Per:	“Aaron Regent
Name:	Aaron Regent
Title:	Director (Magris Nominee)

Per:	“Belinda Chan Hian Wun”
Name:	Belinda Chan Hian Wun
Title:	Director (Ion Nominee)

Per:	“Warren Gilman”
Name:	Warren Gilman
Title:
(CEF Nominee)

[Signature Page to Amendment No. 1 to the Share Purchase Agreement]